                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------------------------------------------------------
   (Amendment No. 23 to the                             (Amendment No. 5 to the
Schedule 13D filed by Universal                          Schedule 13D filed by
Studios, Inc. (formerly MCA INC.))                     The Seagram Company Ltd.)
--------------------------------------------------------------------------------


                           CINEPLEX ODEON CORPORATION
--------------------------------------------------------------------------------

                                (NAME OF ISSUER)

                                  COMMON SHARES
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

                                   172455 10 7
                ------------------------------------------------

                                 (CUSIP NUMBER)

                               HOWARD L. WEITZMAN
                             UNIVERSAL STUDIOS, INC.
                            100 UNIVERSAL CITY PLAZA
                 UNIVERSAL CITY, CALIFORNIA 91608 (818) 777-1000
--------------------------------------------------------------------------------

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  JUNE 20, 1997
                ------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               Page 1 of 23 Pages

                                  SCHEDULE 13D

CUSIP NO. 172455 10 7                                         PAGE 2 OF 23 PAGES
          -----------------------                                 ---  ----

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             UNIVERSAL STUDIOS, INC.
             IRS IDENTIFICATION NO. 95-2011468

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                         (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
   NUMBER OF
     SHARES     ----------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH               SEE PAGE 3
   REPORTING    ----------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                         -0-
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         73,446,426 common shares of Cineplex Odeon Corporation issuable upon transfer by Universal Studios, Inc. of the Subordinate Restricted Voting Shares owned by Universal Studios, Inc.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             73,446,426

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.5% of the common shares of Cineplex Odeon Corporation assuming conversion of the Subordinate Restricted Voting Shares owned by Universal Studios, Inc.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 23 Pages


With respect to all matters other than the election of directors, Universal Studios, Inc. ("Universal"), as holder of all the issued and outstanding Subordinate Restricted Voting Shares ("SRVs") of Cineplex Odeon Corporation ("Cineplex"), may vote the lesser of: (i) one vote less than one vote for each SRV then issued and outstanding and (ii) one vote less than one-half of the sum of (a) the total number of votes attached to all Cineplex voting securities (other than the SRVs) then issued and outstanding minus (b) three times the number of votes attached to all Cineplex voting securities (other than the SRVs) owned by Universal, its subsidiaries, associates, affiliates, their respective directors and officers, and the associates and affiliates of such directors and officers. Universal has the right to vote all SRVs owned by it on the basis of one vote per share for the election of its nominees to the Cineplex Board of Directors. Except under certain limited circumstances, Universal may not vote for any other nominees to the Cineplex Board.

                                  SCHEDULE 13D

CUSIP NO.   172455 10 7                         PAGE    4      OF    23    PAGES
          -----------------------                    ---------    --------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             THE SEAGRAM COMPANY LTD.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]



--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
   NUMBER OF
     SHARES
  BENEFICIALLY  ----------------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH
   REPORTING             SEE PAGE 3
     PERSON     ----------------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER

                         -0-
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         73,446,426 common shares of Cineplex Odeon Corporation issuable upon transfer by Universal Studios, Inc. of the Subordinate Restricted Voting Shares owned by Universal Studios, Inc.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             73,446,426

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.5% of the common shares of Cineplex Odeon Corporation assuming conversion of the Subordinate Restricted Voting Shares owned by Universal Studios, Inc.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 5 of 23 Pages


            The Statement on Schedule 13D, as amended (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by Universal Studios, Inc., a Delaware corporation formerly known as MCA INC. ("Universal"), and by The Seagram Company Ltd., a Canadian corporation ("Seagram"), with respect to the common shares ("Common Shares") of Cineplex Odeon Corporation, a Canadian corporation ("Cineplex"), is hereby amended by amending and restating Items 2, 4, 5 and 6 in their entirety as set forth below.

Item 2.     Identity and Background.

            The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 and the principal executive offices of Universal are located at 100 Universal City Plaza,
Universal City, California 91608.

            Seagram operates in two global business segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, Universal, produces and distributes motion picture, television and home video products, and recorded music, and operates theme parks and retail stores.

            Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 35.1% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust for

                                                              Page 6 of 23 Pages



the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.1% of the Seagram Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.5% of the Seagram Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 1.9% of the Seagram Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.27% of the Seagram Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.89% of the Seagram Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.16% of the Seagram Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.07% of the Seagram Common Shares, and Edgar M. Bronfman, Charles R. Bronfman and their respective spouses and children own directly approximately 0.29% of the Seagram Common Shares. In addition, such persons hold currently exercisable options to purchase an additional 0.81% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of April 30, 1997.

            Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of

                                                              Page 7 of 23 Pages



Seagram. Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de Gunzburg are siblings.

            Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Seagram Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts for the benefit of Edgar
M. Bronfman and his descendants, the aforesaid trusts for the benefit of Charles
R. Bronfman and his descendants, the first two of the three aforesaid charitable foundations and Charles R. Bronfman. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Seagram Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Seagram Common Shares.

            The Bronfman Family may be deemed to be in control of Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Universal and Seagram, is contained in Schedule A attached hereto.

            During the last five years, neither Seagram nor Universal, nor to the best knowledge of Seagram or Universal, any of their respective directors or executive officers (or any other person or entity set forth in Schedule A), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining

                                                              Page 8 of 23 Pages



future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.     Purpose of Transaction.

            On June 20, 1997, Cineplex issued a press release confirming that it is in discussions with Sony Retail Entertainment, Inc. ("SRE") with respect to a possible merger between Cineplex and SRE's Loews Theatres Group ("Loews"). The press release stated that, under the terms currently being considered, Loews will join with all existing Cineplex shareholders in the combined entity and that no assurances can be given at this time that an agreement will be entered into with SRE or if entered into that a transaction will be completed. The press release also indicated that any transaction would be subject to a number of approvals, including shareholder and regulatory approvals in both Canada and the United States.

            As a large shareholder of Cineplex with designees on its Board of Directors, Universal would naturally become involved to some extent in any proposed business combination involving Cineplex. Accordingly, Universal is actively involved in the discussions regarding the possible merger between Cineplex and Loews as requested by Cineplex management and SRE.

            In the ordinary course of business, Universal reviews the performance of its investment in Cineplex. Depending on various factors, including Cineplex's business affairs, prospects, financial position, current and anticipated future price levels of the Common Shares, conditions in the securities markets, general economic and industry conditions, as well as other opportunities available to it,

                                                              Page 9 of 23 Pages



Universal will take such actions with respect to its investment in Cineplex as it deems appropriate in light of the circumstances existing from time to time and subject to agreements between Universal and Cineplex described in Item 6 below and to applicable regulatory requirements. Subject to such agreements and to applicable regulatory requirements, Universal may purchase additional equity in Cineplex or may, and hereby reserves the right to, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.


Item 5.     Interest in Securities of the Issuer.

            Universal beneficially owns all of the issued and outstanding 73,446,426 Subordinate Restricted Voting Shares ("SRVs") of Cineplex and might be deemed to beneficially own 73,446,426 Common Shares, representing approximately 41.5% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. As a result of its ownership of an indirect 80% interest in Universal, Seagram may also be deemed to beneficially own such Common Shares. Except as set forth in the cover pages of the Schedule 13D and as described below, neither Universal or Seagram nor, to the best knowledge of Universal and Seagram, any of their respective directors or executive officers (or any other person or entity set forth in Schedule A to the Schedule 13D) has the power to vote or direct the vote or to dispose or to direct the disposition of any Common Shares. Each of Universal and Seagram disclaims the beneficial ownership of the Common Shares issuable upon conversion of the SRVs beneficially owned by Universal.

                                                             Page 10 of 23 Pages



            Under the terms of the SRVs and subject to the terms of the agreements described in Item 6 below, with respect to all matters other than the election of directors, Universal, as holder of all the issued and outstanding SRVs, may vote the lesser of: (i) one vote less than one vote for each SRV then issued and outstanding and (ii) one vote less than one-half of the sum of (a) the total number of votes attached to all Cineplex voting securities (other than the SRVs) then issued and outstanding minus (b) three times the number of votes attached to all Cineplex voting securities (other than the SRVs) owned by Universal, its subsidiaries, associates, affiliates, their respective directors and officers, and the associates and affiliates of such directors and officers.

            Under the terms of the SRVs, as holder of all the issued and outstanding SRVs, Universal has the right to nominate a number of directors (rounded up or down to the nearest whole number) as is proportionate to its ownership of voting securities; provided, however, that such number will not exceed four when the authorized number of directors is 15, and will not exceed one-third of the members of the Cineplex Board of Directors (rounded down to the nearest whole number) when the authorized number of directors is other than 15. Universal has the right to vote all SRVs owned by it on the basis of one vote per share for the election of its nominees to the Cineplex Board of Directors. Except under certain limited circumstances, Universal may not vote for any other nominees to the Cineplex Board.

            Subject to the terms of the agreements described in Item 6 below, Universal has the power to dispose or to direct the disposition of the SRVs. If SRVs are sold by Universal to a third party, such

                                                             Page 11 of 23 Pages



SRVs will be automatically converted into Common Shares on a share-for-share basis upon transfer.

            As disclosed in a Statement on Schedule 13D, as amended, as filed by the Charles Rosner Bronfman Family Trust, Stephen R. Bronfman, Arnold M. Ludwick, E. Leo Kolber, Charles R. Bronfman and the Phyllis Lambert Foundation, Charles R. Bronfman, Co-Chairman of the Board of Directors and Chairman of the Executive Committee of Seagram, beneficially owns 3,409,924 Common Shares, representing 3.3% of the outstanding Common Shares and 1.9% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. E. Leo Kolber, a director of Seagram, beneficially owns, directly and indirectly through a wholly-owned corporation, 3,578,092 Common Shares, representing 3.5% of the outstanding Common Shares and 2.0% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. Arnold M. Ludwick, Vice President of Seagram, beneficially owns 233,772 Common Shares, representing 0.23% of the Common Shares outstanding and 0.13% of the Common Shares that would be outstanding upon the conversion of SRVs into Common Shares. The Phyllis Lambert Foundation, a charitable foundation the members and directors of which include Charles R. Bronfman and Phyllis Lambert, beneficially owns 314,107 Common Shares, representing 0.30% of the outstanding Common Shares and 0.18% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. Each of the persons described in this paragraph has the sole power to vote and to dispose of the Common Shares reported to be owned by such person, except that Charles R. Bronfman has shared power to vote and to dispose of 99,266 Common Shares described as beneficially owned by him and E. Leo Kolber has shared power to vote and to dispose of

                                                             Page 12 of 23 Pages



75,000 Common Shares as beneficially owned by him. Percentages set forth in this
Item 5 are based on the number of Common Shares outstanding as of May 14, 1997 as reported in the Management Information Circular dated May 26, 1997 relating to the 1997 Annual Meeting of Shareholders of Cineplex.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Universal and Cineplex are parties to a subscription agreement dated January 15, 1986, as amended (the "Restated Subscription Agreement"), and a standstill agreement dated May 12, 1986, as amended (the "Standstill Agreement" and, together with the Restated Subscription Agreement, the "Agreements"), copies of which have been filed previously in the Schedule 13D. The Agreements contain certain restrictions on Universal's ability to dispose of the SRVs and impose restrictions on Universal's ability to acquire additional securities of Cineplex and to engage in certain conduct in respect of Cineplex. In the event Universal is entitled to sell Cineplex securities, Universal may not dispose of any such securities unless such securities are first offered to Cineplex or its designee, subject to Universal's limited right to sell up to two percent of its holdings of Cineplex securities from time to time in public offerings; provided, however, that Universal will not be subject to the right of first refusal in favor of Cineplex with respect to any offer for all the shares of Cineplex which is not disapproved by the Cineplex Board of Directors.

                                                             Page 13 of 23 Pages



            The Agreements provide Universal with the right to purchase, subject to required regulatory approvals, additional SRVs from Cineplex to maintain its then existing fully-diluted equity position when Cineplex issues new equity securities or options or rights to acquire such securities. The Agreements also permit Universal to purchase additional voting securities of Cineplex from third parties at any time, provided that Universal is not permitted to acquire in excess of 50% of the equity of Cineplex on a fully-diluted basis. Notwithstanding the above prohibitions on Universal's purchase of Cineplex securities, Universal may commence a tender offer for Cineplex securities provided that the tender offer is (i) unconditional as to the number of shares deposited, (ii) for cash and/or voting equity securities of Universal and (iii) for any and all of the shares of Common Stock then outstanding.

            During the term of the Standstill Agreement, Universal may not solicit proxies, deposit its SRVs in a voting trust, or engage in any other activities to acquire or affect the control of Cineplex, except as provided in the Standstill Agreement or the Articles of Amalgamation of Cineplex.

            The Agreements also contain certain restrictions on the number of additional equity securities which Cineplex may issue without the approval of 75% of the directors of Cineplex. As contemplated by the terms of the SRVs, four of the 15 Cineplex directors are Universal designees. In addition, the Agreements give Universal a right of first refusal if Cineplex wishes to dispose of material United States assets

                                                             Page 14 of 23 Pages



or its interest therein which right may be exercised in whole or in part by exchanging SRVs for such assets or interest.

            Pursuant to a Registration Agreement dated May 12, 1986 between Universal and Cineplex, Cineplex has granted Universal certain registration rights with respect to Common Shares issuable upon conversion of the SRVs owned by Universal. A copy of this agreement has been filed previously in the Schedule 13D.

                                                             Page 15 of 23 Pages



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  July 3, 1997

                              UNIVERSAL STUDIOS, INC.


                              By:   /s/ Howard L. Weitzman
                                   --------------------------------------------
                                   Name: Howard L. Weitzman
                                   Title:   Executive Vice President,
                                            Corporate Operations


                              THE SEAGRAM COMPANY LTD.


                              By:   /s/ Daniel R. Paladino
                                   --------------------------------------------
                                   Name: Daniel R. Paladino
                                   Title:   Executive Vice President, Legal
                                            and Environmental Affairs

                                                             Page 16 of 23 Pages



                                   SCHEDULE A


      1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.

    Name and                     Principal Occupation
Business Address                     or Employment             Citizenship
----------------                 --------------------          -----------

EDGAR BRONFMAN, JR.*             Chief Executive Officer       United States
375 Park Avenue                  and President of Seagram
New York, New York 10152         and Acting Chairman of
                                 Universal

SAMUEL BRONFMAN II*              President of Seagram          United States
2600 Campus Drive                Chateau & Estate Wines
Suite 160                        Company (a division of a
San Mateo, CA 94403              subsidiary of Seagram)

ARNOLD M. LUDWICK*               Vice President of Seagram     Canada
1170 Peel Street                 and President and Chief
8th Floor                        Executive Officer of
Montreal, Quebec                 Claridge Inc.
Canada H3B 4P2

ROBERT W. MATSCHULLAT*           Vice Chairman and Chief       United States
375 Park Avenue                  Financial Officer of
New York, New York 10152         Seagram

YASUO NAKAMURA*                  General Manager,              Japan
                                 Matsushita Entertainment
                                 & Media Liaison Office at
                                 Universal

FRANK J. BIONDI, JR.*            Chairman and Chief            United States
                                 Executive Officer of
                                 Universal

RON MEYER*                       President and Chief           United States
                                 Operating Officer of
                                 Universal

BRUCE L. HACK*                   Executive Vice President      United States
                                 and Chief Financial
                                 Officer of Universal

                                                             Page 17 of 23 Pages



    Name and                     Principal Occupation
Business Address                     or Employment             Citizenship
----------------                 --------------------          -----------

LEW R. WASSERMAN*                Chairman Emeritus of          United States
                                 Universal



HOWARD L. WEITZMAN               Executive Vice President,     United States
                                 Corporate Operations of
                                 Universal



KAREN RANDALL                    Senior Vice President and     United States
                                 General Counsel of
                                 Universal

KENNETH L. KAHRS                 Senior Vice President,        United States
                                 Human Resources of
                                 Universal

DEBORAH S. ROSEN                 Senior Vice President,        United States
                                 Corporate Communications
                                 and Public Affairs of
                                 Universal

BRIAN C. MULLIGAN                Senior Vice President of      United States
                                 Universal

HELLENE S. RUNTAGH               Senior Vice President of      United States
                                 Universal

JAY E. SHECTER                   Vice President, Strategic     United States
                                 Sourcing of Universal

PAUL BUSCEMI                     Vice President, Tax of        United States
800 Third Avenue                 Joseph E. Seagram & Sons,
New York, New York  10022        Inc. and Vice President
                                 of Universal

MAREN CHRISTENSEN                Vice President of             United States
                                 Universal

H. STEPHEN GORDON                Vice President of             United States
                                 Universal

DAVID R. HANCOCK                 Vice President and Chief      United States
                                 Accounting Officer of
                                 Universal

MARC R. PALOTAY                  Vice President of             United States
                                 Universal

WILLIAM A. SUTMAN                Vice President and            United States
                                 Controller of Universal

SHARON S. GARCIA                 Secretary of Universal        United States

                                                             Page 18 of 23 Pages







    Name and                     Principal Occupation
Business Address                     or Employment             Citizenship
----------------                 --------------------          -----------

PAMELA F. CHERNEY                Treasurer of Universal        United States







      2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

    Name and                       Principal Occupation
Business Address                      or Employment              Citizenship
----------------                   --------------------          -----------

EDGAR M. BRONFMAN*                 Chairman of the Board of      United States
                                   Seagram

THE HON. CHARLES R.                Co-Chairman of the Board      Canada
  BRONFMAN, P.C., C.C.*            and Chairman of the
1170 Peel Street                   Executive Committee of
8th Floor                          Seagram
Montreal, Quebec
Canada H3B 4P2

EDGAR BRONFMAN, JR.*               Chief Executive Officer       United States
                                   and President of Seagram

SAMUEL BRONFMAN II*                President of Seagram          United States
2600 Campus Drive                  Chateau & Estate Wines
Suite 160                          Company (a division of a
San Mateo, CA  94403               subsidiary of Seagram)

MATTHEW W. BARRETT, O.C.*          Chairman and Chief            Canada
First Bank Tower                   Executive Officer of Bank
68th Floor                         of Montreal (a financial
First Canadian Place               institution)
100 King Street West
Toronto, Ontario M5X 1A1

FRANK J. BIONDI, JR.*              Chairman and Chief            United States
100 Universal City Plaza           Executive Officer of
Universal City, CA  91608          Universal Studios, Inc.

                                                             Page 19 of 23 Pages



    Name and                       Principal Occupation
Business Address                      or Employment              Citizenship
----------------                   --------------------          -----------

THE HON. WILLIAM G.                Counsel to Tory               Canada
  DAVIS, P.C., C.C.,               Tory DesLauriers &
  Q.C.*                            Binnington (attorneys)
Suite 3000, Aetna Tower
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

THE HON. PAUL DESMARAIS,           Chairman of the Executive     Canada
  P.C., C.C.*                      Committee of Power
751 Victoria Square                Corporation of Canada (a
Montreal, Quebec                   holding and management
Canada H2Y 2J3                     company)

MICHELE J. HOOPER*                 Corporate Vice President,     United States
Caremark                           Caremark
International Inc.                 International Inc. (a
2211 Sanders Road                  health care services
Northbrook, IL  60062              provider)

DAVID L. JOHNSTON,                 Professor of Law at           Canada
  O.C.*                            McGill University (an
3690 Peel Street                   educational institution)
Room 200
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,            Member of The Senate of       Canada
  SENATOR*                         Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS, O.C.*          Senior Fellow of The          Canada
625 Park Avenue                    Hudson Institute Inc. (a
New York, NY 10021                 non-profit economics
                                   research institute)

ROBERT W. MATSCHULLAT*             Vice Chairman and             United States
                                   Chief Financial Officer
                                   of Seagram

C. EDWARD MEDLAND*                 President of Beauwood         Canada
121 King Street West               Investments Inc. (a
Suite 2525                         private investment
Toronto, Ontario                   company)
Canada M5H 3T9

LEW R. WASSERMAN*                  Chairman Emeritus of          United States
100 Universal City Plaza           Universal Studios, Inc.
Universal City, CA  91608

JOHN S. WEINBERG*                  General Partner of            United States
85 Broad Street                    Goldman, Sachs & Co.
New York, NY  10004                (investment bankers)

                                                             Page 20 of 23 Pages




    Name and                       Principal Occupation
Business Address                      or Employment              Citizenship
----------------                   --------------------          -----------

JOHN D. BORGIA                     Executive Vice President,     United States
                                   Human Resources of
                                   Seagram



STEVEN J. KALAGHER                 Executive Vice President      United States
                                   of Seagram and President
                                   and Chief Executive
                                   Officer, The Seagram
                                   Spirits And Wine Group (a
                                   division of a subsidiary
                                   of Seagram)

ELLEN R. MARRAM                    Executive Vice President      United States
                                   of Seagram and President
                                   and Chief Executive
                                   Officer, Tropicana
                                   Beverage Group (a
                                   division of a subsidiary
                                   of Seagram)

DANIEL R. PALADINO                 Executive Vice President,     United States
                                   Legal and Environmental
                                   Affairs of Seagram

GABOR JELLINEK                     Vice President,               Canada
1430 Peel Street                   Production of Seagram and
Montreal, Quebec                   Executive Vice President,
Canada H3A 1S9                     Manufacturing, The
                                   Seagram Spirits and Wine
                                   Group (a division of a
                                   subsidiary of Seagram)

ARNOLD M. LUDWICK                  Vice President of Seagram     Canada
1170 Peel St.
8th Floor
Montreal, Quebec
Canada H3B 4P2

JOHN R. PRESTON                    Vice President, Finance       United States
                                   of Seagram

MICHAEL C.L. HALLOWS               Secretary of Seagram          Canada


      3. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold
R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Neville LeRoy Smith, Bruce I. Judelson, Gary J. Gartner,

                                                             Page 21 of 23 Pages



Steven H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, the trustees of the third charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II and Edgar Bronfman, Jr. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.

PHYLLIS LAMBERT                    Architect                     Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

MATTHEW BRONFMAN                   Chief Executive Officer       United States
30 West 26th Street                of Perfumes Isabell,
2nd Floor                          L.L.C. (a perfume
New York, NY  10010                company)

STEPHEN R. BRONFMAN                Private Investor              Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN                  Private Investor              Canada
  HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER                  Attorney whose                United States
425 Lexington Avenue               professional corporation
New York, NY  10017                is a partner of Simpson
                                   Thacher & Bartlett
                                   (attorneys)

MAYO O. SHATTUCK III               President and Chief           United States
Alex Brown & Sons                  Operating Officer of
Incorporated                       Alex. Brown & Sons
135 East Baltimore Street          Incorporated
Baltimore, MD  21202               (investment bankers)

                                                             Page 22 of 23 Pages






       Name and                     Principal Occupation
   Business Address                     or Employment              Citizenship
   ----------------                 --------------------           -----------
JOHN L. WEINBERG                    Senior Chairman of             United States
85 Broad Street                     Goldman, Sachs & Co.
New York, NY  10004                 (investment bankers)

ROBERT S. VINEBERG                  Partner of Goodman             Canada
1501 McGill College                 Phillips & Vineberg
  Avenue                            (barristers and
26th Floor                          solicitors)
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER                     Resident Counsel of            Canada
430 Park Avenue                     Goodman Phillips &
10th Floor                          Vineberg (attorneys)
New York, NY  10022

STEVEN H. LEVIN                     Resident Counsel of            United States
430 Park Avenue                     Goodman Phillips &
10th Floor                          Vineberg (attorneys)
New York, NY  10022

JEFFREY D. SCHEINE                  Resident Counsel of            United States
430 Park Avenue                     Goodman Phillips &
10th Floor                          Vineberg (attorneys)
New York, NY  10022

TREVOR CARMICHAEL, Q.C.             Barrister, Chancery            Barbados
Chancery Chambers, Chancery         Chambers (attorneys)
House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH                 Managing Director of           Barbados
Sunset Drive                        Royal Bank of Canada
Pine Gardens                        Financial Corporation (a
St. Michael, Barbados               financial institution)

BRUCE I. JUDELSON                   Partner of Bergman,            United States
157 Church Street                   Horowitz & Reynolds, P.C.
New Haven, CT  06510                (attorneys)

STANLEY N. BERGMAN                  Partner of Bergman,            United States
157 Church Street                   Horowitz & Reynolds, P.C.
New Haven, CT  06510                (attorneys)

                                                             Page 23 of 23 Pages






       Name and                     Principal Occupation
   Business Address                     or Employment              Citizenship
   ----------------                 --------------------           -----------

DR. GUIDO GOLDMAN                   Director of German             United States
First Spring Corporation            Studies at the Center for
499 Park Avenue                     European Studies at
New York, NY  10022                 Harvard University and
                                    Chairman of First Spring
                                    Corporation (an
                                    investment company)

LEONARD M. NELSON                   Shareholder of Bernstein,      United States
100 Middle Street                   Shur, Sawyer & Nelson,
Portland, ME  04104                 P.C. (attorneys)